CUSIP NO. 32018 A 100                    13G                   Page 1 of 5 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                              (Amendment No. ___)*


                      First Federal of Olathe Bancorp, Inc.
                     --------------------------------------
                                (Name of Issuer)


               ---------------------------------------------------

                         (Title of Class of Securities)

                                   32018 A 100
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























                                Page 1 of 5 Pages


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CUSIP NO. 32018 A 100             13G                          Page 2 of 5 Pages




1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)

                  First Federal Savings & Loan Association of Olathe Employee Stock Ownership Plan Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |X|
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Kansas

        NUMBER OF          5  SOLE VOTING POWER
          SHARES                44,506
       BENEFICIALLY
         OWNED BY          6  SHARED VOTING POWER
           EACH                 0
        REPORTING
       PERSON WITH         7  SOLE DISPOSITIVE POWER
                                44,506

                           8  SHARED DISPOSITIVE POWER
                                0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  44,506
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8% of 556,328 shares of Common Stock outstanding as of December 31, 2000.

12       TYPE IN REPORTING PERSON*

                  EP
=======  =================



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CUSIP NO. 32018 A 100             13G                          Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  First Federal of Olathe Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  100 East Park Street
                  Olathe, Kansas 66061

Item 2(a).        Name of Person Filing:

                  First Federal Savings & Loan Association of Olathe Employee Stock Ownership Plan Trust
                  Trustee: First Bankers Trust Company, N.A.

Item 2(b).        Address of Principal Business Office:

                  2321 Koch's Lane
                  Quincy, Illinois 62301

Item 2(c).        Citizenship or Place of Organization:

                  Kansas

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  32018 A 100

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b) or 13d-2(b), or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

                  Based on information available to the Employee Benefit Plan as of December 31, 2000, the reporting person beneficially owned 44,506 shares of the Issuer. This number of shares represents 8% of the common stock, par value $.01 per share, of the Issuer, based upon


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CUSIP NO. 32018 A 100                13G                       Page 4 of 5 Pages



                  556,328 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 44,506 shares and the shared power to vote or direct the vote of 0 shares. The reporting person has sole power to dispose or to direct the disposition of 44,506 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 32018 100                                            Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 31, 2001                        FIRST FEDERAL SAVINGS & LOAN
                                              ASSOCIATION OF OLATHE
                                              EMPLOYEE STOCK OWNERSHIP PLAN
                                              TRUST

                                              By: First Bankers Trust Company,
                                                  N.A., Trustee



                                              /s/ Linda Shultz
                                              ----------------------------------
                                                  Linda Shultz
                                                Title: Trust Officer